Vanguard Energy Group, Inc.

601 Seafarer Circle, Suite 402

Jupiter, FL  33477-9053

VIA EDGAR
                                                   August 30, 2010

Jamie Kessel
Staff Accountant
Division of Corporate Finance
United States Securities and Exchange Commission
Washington, D.C. 20549

    RE:  Vanguard Energy Group, Inc.
            Form 8-K -  Item 4.01
            File Number: 000-51422
            Filed: August 12, 2010 and Amendment No 1 filed on August 24, 2010

Dear Jamie,

This correspondence is in reply to your letter dated August 13, 2010 to Barney Richmond, Chairman and Chief Executive Officer of Vanguard Energy Group, Inc. asking the company to state that:

*

Vanguard Energy Group, Inc., the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the company's disclosures.

*	staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

*	the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please feel free to contact Barney Richmond by email at barneyarichmond@msn.com.

Sincerely,

/s/ Barney A. Richmond
Barney A. Richmond
Chairman
Vanguard Energy Group, Inc.

/s/ Richard C. Turner
Richard C. Turner
Treasurer
Vanguard Energy Group, Inc.